UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

1st Constitution Bancorp
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

31986N102
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31986N102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	ROBERT F. MANGANO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	365,729 (1)
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	312,146 (2)
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	365,729 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.4%(3)
12	TYPE OF REPORTING PERSON	IN

(1)
Includes (i) 283,143 shares owned directly by the reporting person, (ii) options to purchase 24,678 shares of Issuer common stock that are currently exercisable or that will become exercisable within 60 days after the date hereof, (iii) 4,325 shares of restricted stock issued to the reporting person under the Issuer’s 2005 Equity Incentive Plan vesting within 60 days after the date hereof and (iv) 53,583 unvested shares of restricted stock issued to the reporting person under the Issuer’s 2005 Equity Incentive Plan, which may be voted immediately upon grant, but which may not be sold prior to the vesting date.

(2)
Includes (i) 283,143 shares owned directly by the reporting person, (ii) options to purchase 24,678 shares of Issuer common stock that are currently exercisable or that will become exercisable within 60 days after the date hereof and (iii) 4,325 shares of restricted stock issued to the reporting person under the Issuer’s 2005 Equity Incentive Plan vesting within 60 days after the date hereof; does not include 53,583 unvested shares of restricted stock issued to the reporting person under the Issuer’s 2005 Equity Incentive Plan, which may be voted immediately upon grant, but which may not be sold prior to the vesting date.

(3)	Based on information provided by the Issuer that on December 31, 2012 there were 5,693,261 shares of the Issuer’s common stock outstanding.

Item 1(a).		Name of Issuer:

1st Constitution Bancorp

Item 1(b).		Address of Issuer’s Principal Executive Offices:

P.O. Box 634
2650 Route 130 North
Cranbury, New Jersey 08512

Item 2(a).		Name of Person Filing:

Robert F. Mangano

Item 2(b).		Address of Principal Business Office or, if None, Residence:

c/o 1st Constitution Bancorp
P.O. Box 634
2650 Route 130 North
Cranbury, New Jersey 08512

Item 2(c).		Citizenship:

U.S.A.

Item 2(d).		Title of Class of Securities:

Common Stock, no par value

Item 2(e).		CUSIP Number:

31986N102

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K.)

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

365,729 (1)

	(b)	Percent of class:

6.4% (3)

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

365,729 (1)

		(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

312,146 (2)

(iv)	Shared power to dispose or to direct the disposition of

0

(1)
Includes (i) 283,143 shares owned directly by the reporting person, (ii) options to purchase 24,678 shares of Issuer common stock that are currently exercisable or that will become exercisable within 60 days after the date hereof, (iii) 4,325 shares of restricted stock issued to the reporting person under the Issuer’s 2005 Equity Incentive Plan vesting within 60 days after the date hereof and (iv) 53,583 unvested shares of restricted stock issued to the reporting person under the Issuer’s 2005 Equity Incentive Plan, which may be voted immediately upon grant, but which may not be sold prior to the vesting date.

(2)
Includes (i) 283,143 shares owned directly by the reporting person, (ii) options to purchase 24,678 shares of Issuer common stock that are currently exercisable or that will become exercisable within 60 days after the date hereof and (iii) 4,325 shares of restricted stock issued to the reporting person under the Issuer’s 2005 Equity Incentive Plan vesting within 60 days after the date hereof; does not include 53,583 unvested shares of restricted stock issued to the reporting person under the Issuer’s 2005 Equity Incentive Plan, which may be voted immediately upon grant, but which may not be sold prior to the vesting date.

(3)	Based on information provided by the Issuer that on December 31, 2012 there were 5,693,261 shares of the Issuer’s common stock outstanding.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013

/s/ Robert F. Mangano
Robert F. Mangano